UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number:  001-14916

BROOKFIELD OFFICE PROPERTIES INC.

(Exact name of registrant as specified in its charter)

Brookfield Office Properties Inc.

Brookfield Place, 181 Bay Street

Suite 330, P.O. Box 770

Toronto, Ontario  M5J 2T3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                     Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2014	BROOKFIELD OFFICE PROPERTIES INC.

	By:	/s/ Michelle L. Campbell
	Name:	Michelle L. Campbell
	Title:	Vice President, Counsel

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99.1	Report on Voting Results dated June 3, 2014.

99.2	Press Release dated June 3, 2014.